UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (Amendment No. 3)

                        KAPSON SENIOR QUARTERS CORP.
---------------------------------------------------------------------------
                              (Name of Issuer)

                        Common Stock, $.01 par value
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                       (Title of Class of Securities)

                                 485624100
                       -----------------------------
                               (CUSIP Number)

                               Murry N. Gunty
                       Prometheus Senior Quarters LLC
                   LF Strategic Realty Investors II L.P.
                 Lazard Freres Real Estate Investors L.L.C.
                      30 Rockefeller Plaza, 63rd Floor
                             New York, NY 10020
                               (212) 632-6000

                              with a copy to:

                         Jonathan L. Mechanic, Esq.
                  Fried, Frank, Harris, Shriver & Jacobson
                             One New York Plaza
                             New York, NY 10004
                               (212) 859-8000
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               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communication)

                             February 23, 1998
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          (Date of Event Which Requires Filing of This Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                             SCHEDULE 13D

CUSIP No. 485624100                 Page 2 of 14 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          PROMETHEUS SENIOR QUARTERS LLC

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

          AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES                4,150,000

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH              4,150,000

                10  SHARED DISPOSITIVE POWER



11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,150,000

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          53.55%

14  TYPE OF REPORTING PERSON*

          OO


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.




                             SCHEDULE 13D

CUSIP No. 485624100                 Page 3 of 14 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          LF STRATEGIC REALTY INVESTORS II L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

          WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES                4,150,000

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH              4,150,000

                10  SHARED DISPOSITIVE POWER



11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,150,000

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          53.55%

14  TYPE OF REPORTING PERSON*

          OO


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



                             SCHEDULE 13D

CUSIP No. 485624100                 Page 4 of 14 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          LAZARD FRERES REAL ESTATE INVESTORS L.L.C.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

          AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

          NEW YORK

  NUMBER OF      7  SOLE VOTING POWER

   SHARES                4,150,000

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH              4,150,000

                10  SHARED DISPOSITIVE POWER



11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,150,000

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          53.55%

14  TYPE OF REPORTING PERSON*

          OO


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934


ITEM 1.   SECURITY AND ISSUER.

          This Amendment No. 3 ("Amendment No. 3") to the statement on
Schedule 13D, dated October 10, 1997 (the "Initial Statement"), as amended by Amendment No. 1 thereto, dated October 14, 1997 ("Amendment No. 1"), and Amendment No. 2 thereto, dated October 29, 1997 ("Amendment No. 2") (the Initial Statement, together with Amendment No. 1 and Amendment No. 2, the "Statement"), of Prometheus Senior Quarters LLC ("Prometheus"), LF Strategic Realty Investors II L.P. (the "Fund") and Lazard Freres Real Estate Investors L.L.C. ("LFREI" and together with Prometheus and the Fund, the "Reporting Parties") relates to the common stock, $.01 par value per share (the "Common Stock"), of Kapson Senior Quarters Corp., a Delaware corporation (the "Company"). This Amendment No. 3 supplementally amends the Statement. Capitalized terms used herein but not defined herein have the meanings ascribed to them in the Statement.

          This Amendment No. 3 is being filed by the Reporting Parties to report an amendment and restatement of (i) that certain Agreement and Plan of Merger, dated as of September 30, 1997 (the "Merger Agreement"), by and among Prometheus, Prometheus Acquisition Corp. ("Sub") and the Company, described in and attached as Exhibit 2.2 to the Initial Statement and (ii) that certain Amended and Restated Stockholders Agreement, dated as of October 14, 1997 (the "Restated Stockholders Agreement"), by and among Prometheus and Glenn Kaplan, Wayne L. Kaplan and Evan A. Kaplan, described in and attached as Exhibit 2.3 to Amendment No. 1.

ITEM 2.  IDENTITY AND BACKGROUND.

          Item 2 of the Statement is hereby restated to read in its entirety as follows.

          (a), (b), (c) and (f)   This Schedule 13D is filed by the Reporting
Parties. The principal business offices of the Reporting Parties are at 30 Rockefeller Plaza, 63rd Floor, New York, New York, 10020.

          The Fund, a Delaware limited partnership, is the sole member of Prometheus. LFREI, a New York limited liability company, is the general partner of the Fund. The Fund is a limited partnership comprised of institutional investors. The Fund's activities consist principally of investing in real estate related companies. LFREI's activities consist principally of acting as general partner of several real estate investment partnerships. The Fund and LFREI disclaim beneficial ownership of any of the shares of Common Stock reported in this Schedule 13D. The name, business address and principal occupation or employment of the executive officers of LFREI are set forth on Schedule 1 hereto and incorporated by reference herein. Each person listed on such Schedule 1 is a citizen of the United States.

          (d) and (e)      During the past five years, none of the Reporting
Parties nor, to the best knowledge of the Reporting Parties, any of the persons listed on Schedule 1 hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Item 3 of the Statement is hereby restated to read in its entirety as follows.

          Pursuant to that certain Stockholders Agreement, dated as of September 30, 1997 (the "Stockholders Agreement"), between Prometheus and Glenn Kaplan, Wayne L. Kaplan and Evan A. Kaplan (each a "Stockholder" and, collectively, the "Stockholders") the Stockholders granted Prometheus or an affiliate thereof an irrevocable option (the "Option") to purchase from the Stockholders, under certain circumstances and subject to certain adjustments, 3,849,999 shares of Common Stock at a price per share, payable in cash, equal to $16.00 (the "Exercise Price"). The Option was granted by the Stockholders as a condition of and in consideration for Prometheus entering into the Merger Agreement.

          The Stockholders Agreement was amended and restated in its entirety as of October 14, 1997. The Restated Stockholders Agreement increased the number of shares covered by the Option from 3,849,999 shares to 4,150,000 shares (the "Shares").

          The Restated Stockholders Agreement was amended and restated in its entirety as of February 23, 1998 (the "Second Restated Stockholders Agreement") to reflect changes made to the terms and structure of the transactions contemplated by the Merger Agreement when the Merger Agreement was amended and restated, also as of February 23, 1998 (see Item 4). Pursuant to the terms of the Second Restated Stockholders Agreement, the Exercise Price of the Option is $14.50. The exercise of the Option for the full number of the Shares would require aggregate funds of $60,175,000. It is anticipated that should Prometheus determine to exercise the Option, Prometheus would obtain the funds for the purchase from the Fund. The Fund would obtain the necessary funds from its limited partners.

          A copy of the Stockholders Agreement was included as Exhibit 2.1 to the Initial Statement and is incorporated herein by this reference. A copy of the Restated Stockholders Agreement was included as Exhibit 2.3 to Amendment No. 1 and is incorporated herein by this reference. A copy of the Second Restated Stockholders Agreement is included as Exhibit 2.6 to this Amendment No. 3 and is incorporated herein by this reference. The foregoing description of the Stockholders Agreement, the Restated Stockholders Agreement and the Second Restated Stockholders Agreement is qualified in its entirety by reference to such exhibits.

ITEM 4.   PURPOSE OF TRANSACTION.

          Item 4 of the Statement is hereby restated to read in its entirety as follows.

          In connection with the execution of the Second Restated Stockholders Agreement, Prometheus, Sub and the Company, the parties to the original Merger Agreement, entered into an Amended and Restated Agreement and Plan of Merger, dated as of February 23, 1998 (the "Amended and Restated Merger Agreement"), pursuant to which, among other matters and subject to the terms and conditions set forth in the Amended and Restated Merger Agreement, Sub will (i) offer to purchase pursuant to a tender offer all of the outstanding shares of Common Stock of the Company at a price of $14.50 per share and all of the outstanding shares of the $2.00 Convertible Exchangeable Preferred Stock of the Company at a price of $27.93 per share (the "Tender Offer") and (ii) subsequent to the consummation of the Tender Offer, merge with and into the Company, with the Company as the surviving corporation (the "Merger"). The Option was granted by the Stockholders as a condition of and in consideration for Prometheus entering into the Amended and Restated Merger Agreement. The obligation of Sub to
(i) commence the Tender Offer and accept for payment, and pay for, any shares tendered pursuant to the Option and (ii) effect the Merger, are subject to the terms and conditions of the Amended and Restated Merger Agreement and Exhibit A thereto. The Amended and Restated Merger Agreement also includes other provisions customary for a transaction of this type. A copy of the Amended and Restated Merger Agreement is included as Exhibit 2.7 to this Amendment No. 3 and is incorporated herein by this reference. The foregoing description of the Amended and Restated Merger Agreement is qualified in its entirety by reference to such exhibit.

          Except as set forth herein, the Reporting Parties do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a)      No change.
          (b)      No change.
          (c)      No change.
          (d)      No change.
          (e)      No change.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Item 6 of the Statement is hereby restated to read in its entirety as follows.

          Pursuant to the Second Restated Stockholders Agreement, each Stockholder agrees that during the time such agreement is in effect each Stockholder will, to the extent applicable, tender (and/or cause to be tendered) all of the Shares to Prometheus or an affiliate thereof immediately upon consummation of the Tender Offer. Each Stockholder further agrees that, in the event such Stockholder fails to comply with such provisions of the agreement, such failure will result in the automatic and irrevocable exercise of the Option by Prometheus, followed by the delivery of the Shares to Prometheus as contemplated in the agreement.

          Also pursuant to the Second Restated Stockholders Agreement, each Stockholder agrees that during the time such agreement is in effect, at any meeting of the stockholders of the Company and in any action by written consent of the stockholders of the company, each Stockholder shall (i) vote all of the Shares in favor of the Merger, the Amended and Restated Merger Agreement and any of the transactions contemplated thereby; (ii) vote the Shares against any action or agreement involving a sale of the Shares, merger or sale of substantially all of the assets of the Company that would result in a breach of any obligation of the Company under the Amended and Restated Merger Agreement; and (iii) vote the Shares against any action or agreement that would reasonably be expected to impede, interfere with, delay or attempt to discourage the Merger. Each Stockholder further agrees that, in the event such Stockholder fails to comply with such provisions of the agreement, such failure will result in the irrevocable appointment of Prometheus as the attorney and proxy of such Stockholder pursuant to the provisions of the Delaware General Corporation Law, with full power of substitution, to vote and otherwise act with respect to all shares of Common Stock, including the Shares owned by such Stockholder, that such Stockholder is entitled to vote at any meeting of stockholders of the Company or consent in lieu of such meeting or otherwise, on the matters and in the manner specified directly above.

          A copy of the Second Restated Stockholders Agreement is included as Exhibit 2.6 to this Amendment No. 3 and is incorporated herein by this reference. The foregoing description of the Second Restated Stockholders Agreement is qualified in its entirety by reference to such exhibit. See Items 3 and 5.

          Under the terms of a letter agreement dated September 30, 1997 (the "Letter Agreement") between LFREI and the Board of Directors (the "Board") of ARV Assisted Living, Inc. ("ARV"), the Board unanimously consented to LFREI entering into the Merger Agreement. In exchange for the Board waiving a covenant not to compete which would have restricted LFREI from entering into the Merger Agreement, LFREI made certain representations and agreed to certain matters, all as set forth in the Letter Agreement. A copy of the Letter Agreement was included as Exhibit 2.4 to Amendment No. 1 and is incorporated herein by this reference. The foregoing description of the Letter Agreement is qualified in its entirety by reference to such exhibit.

          The terms of the Letter Agreement were amended and restated in a letter agreement dated October 29, 1997 (the "Amended and Restated Letter Agreement"), which, among other matters, amended certain provisions relating to the termination of that agreement. A copy of the Amended and Restated Letter Agreement was included as Exhibit 2.5 to Amendment No. 2 and is incorporated herein by this reference. The foregoing description of the Amended and Restated Letter Agreement is qualified in its entirety by reference to such exhibit.

          See Item 4 for a description of the Amended and Restated Merger Agreement. A copy of the Amended and Restated Merger Agreement is included as Exhibit 2.7 to this Amendment No. 3 and is incorporated herein by this reference. The foregoing description of the Amended and Restated Merger Agreement is qualified in its entirety by reference to such exhibit.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          The following exhibits are filed as part of the Statement and this Amendment No. 3.

          Exhibit 2.1    Stockholders Agreement, dated as of September
                         30, 1997, by and among Prometheus Senior Quarters LLC and Glenn Kaplan, Wayne L. Kaplan and Evan A. Kaplan (filed as Exhibit 2.1 to the Initial Statement and incorporated herein by reference).

          Exhibit 2.2 Agreement and Plan of Merger, dated as of September 30, 1997, by and among Prometheus Senior Quarters LLC, Prometheus Acquisition Corp. and Kapson Senior Quarters Corp. (filed as Exhibit 2.2 to the Initial Statement and incorporated herein by reference).

          Exhibit 2.3 Amended and Restated Stockholders Agreement, dated as of October 14, 1997, by and among Prometheus Senior Quarters LLC and Glenn Kaplan, Wayne L. Kaplan and Evan A. Kaplan (filed as
                         Exhibit 2.3 to Amendment No. 1 and incorporated herein by reference).

          Exhibit 2.4    Letter from Lazard Freres Real Estate
                         Investors, L.L.C. ("LFREI") to the Board of
                         Directors of ARV Assisted Living Inc., dated
                         September 30, 1997, relating to LFREI's investment in Kapson Senior Quarters Corp. (filed as Exhibit
                         2.4 to Amendment No. 1 and incorporated herein by reference).

          Exhibit 2.5    Letter from Lazard Freres Real Estate
                         Investors L.L.C. to the Board of Directors of ARV Assisted Living Inc., dated October 29, 1997, amending and restating the terms of the letter agreement, dated September 30, 1997, between the same parties (filed as Exhibit 2.5 to Amendment No. 2 and incorporated herein by reference).

          Exhibit 2.6    Second Amended and Restated Stockholders
                         Agreement, dated as of February 23, 1998, by and among Prometheus Senior Quarters LLC and Glenn Kaplan, Wayne L. Kaplan and Evan A. Kaplan.

          Exhibit 2.7    Amended and Restated Agreement and Plan of
                         Merger, dated as of February 28, 1998, by and among Prometheus Senior Quarters LLC, Prometheus Acquisition Corp. and Kapson Senior Quarters Corp.

          Exhibit 2.8 Press Release, dated February 24, 1998, of Kapson Senior Quarters Corp. ("Kapson") and Prometheus Senior Quarters LLC ("Prometheus") announcing that the parties had restructured an earlier, previously announced agreement relating to the acquisition of Kapson by Prometheus.


                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 24, 1998

                               PROMETHEUS SENIOR QUARTERS LLC

                               By:  LF Strategic Realty Investors II L.P.,
                                    its Sole Member

                               By: Lazard Freres Real Estate Investors L.L.C., its General Partner

                               By:   /s/ Robert P. Freeman
                                    ---------------------------------------
                                    Name:  Robert P. Freeman
                                    Title: Principal

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 24, 1998
                               LF STRATEGIC REALTY INVESTORS II L.P.

                               By: Lazard Freres Real Estate Investors L.L.C., its General Partner

                               By:    /s/ Robert P. Freeman
                                    ---------------------------------------
                                    Name:  Robert P. Freeman
                                    Title:  Principal

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 24, 1998
                               LAZARD FRERES REAL ESTATE INVESTORS L.L.C.


                               By:    /s/ Robert P. Freeman
                                    ---------------------------------------
                                    Name:  Robert P. Freeman
                                    Title: Principal


                                 Schedule I

          The name, business address, and present principal occupation or employment of each of the officers of LFREI are set forth below. Unless otherwise indicated, (i) the business address of each officer is 30 Rockefeller Plaza, 63rd Floor, New York, New York, 10020.; (ii) each officer is a citizen of the United States; (iii) such person does not have any other principal occupation; (iv) in the last five years, none has been convicted in a criminal proceeding excluding traffic violations or similar misdemeanor; and (v) in the last five years, none has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Name and Present and Principal Occupation:

               Arthur P. Solomon
                    Senior Principal of LFREI

               Anthony E. Meyer
                    Principal of LFREI

               Robert P. Freeman
                    Principal of LFREI

               Klaus P. Kretschmann
                    Principal of LFREI

               Murry N. Gunty
                    Principal of LFREI

               Thomas M. Mulroy
                    Senior Vice President of LFREI

               Douglas N. Wells
                    Vice President of LFREI

               Henry Herms
                    Controller of LFREI

               Lorenzo L. Lorenzotti
                    Secretary of LFREI